This filing is made pursuant
to rule 424(b)(3) under
the Securities Act of
1933 in connection with
Registration No. 333-52484

SUPPLEMENT DATED APRIL 22, 2003 TO
POST-EFFECTIVE AMENDMENT NO. 3 DATED APRIL 9, 2003

Date of Release	2/6/2003	3/6/2003	4/3/2003
Month Addressed	Jan – 2003	Feb – 2003	Mar – 2003
Raised during month	$12,600,000	$12,800,000	$14,000,000
Total raised in Vestin Fund II	$325,500,000	$338,400,000	$350,000,000
Number of mortgage loans	73	78	74
Total amount of loans	$296,000,000	$308,000,000	$326,000,000
Average maturity	12 Months	12 Months	12 Months
Number of unit holders	4,555	4,747	4,943
Rate of return to members*	11.71%	11.15%	11.02%

*	Net income allocated to members for the month, per weighted average membership units multiplied by 12 months, then divided by 10 ($10 cost per unit)